SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                       Commission File Number 033-24178-A

                           NOTIFICATION OF LATE FILING

|_| Form 10-K |_| Form 11-K |_| Form 20-F |X| Form 10-Q
|_| Form N-SAR
         For Period Ended: December 31, 1999

|_| Transition Report on Form 10-K |_| Transition Report on Form 10-Q |_| Transition Report on Form 20-F |_| Transition Report on Form N-SAR

         For the Transition Period Ended: ____________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, indentify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:                    Mason Hill & Co., Inc.
Former name if applicable:                  Pride, Inc.
Address of principal executive office:      110 Wall Street,
City, state and zip code:                   New York, New York  10005


                                     PART II

                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief \pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

|X|     (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|     (b)   The subject annual report,  semi-annual report,  transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion therof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|X|     (c)   The accountant's statement or other exhibit required by Rule 12b-
              25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

         During the last fiscal year, the company consummated an acquisition of all of the issued and outstanding stock of Mason Hill & Co., Inc. Simultaneously with the completion of the acquisition, the Company changed its key management personnel and staffing, and it relocated its principal offices. As a result of the foregoing changes, the Company has experienced some difficulty in compiling the information required to be included in the Form 10-Q for the relevant fiscal quarter without incurring undue hardship and expense. The registrant undertakes the responsibility to file such annual report no later than five days after its original date.

                                     Part IV
                                Other Information

     (1) Name and telephone number of person to contact in regard to this notification

Christopher J. Kinsley                  (212)                   425-3000
        (Name)                       (Area Code)          (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [X] No

                                                       Mason Hill Holdings, Inc.
                                     Name of Registrant as Specified in Charter.
                                                                    (Registrant)

                                                       /s/Christopher J. Kinsley
Dated:  February 14, 2000                        By:      Christopher J. Kinsley
                                                          President